SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS

CHRISTOPHER W. BETTS

GEOFFREY CHAN *

SHU DU *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ♦*

HAIPING LI *

RORY MCALPINE ♦

JONATHAN B. STONE *

PALOMA P. WANG

♦ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com July 10, 2020

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Confidential

Ms. Pam Howell

Ms. Erin E. Martin

Mr. Howard Efron

Ms. Shannon Menjivar

Office of Real Estate & Construction

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	KE Holdings Inc. (CIK No. 0001809587)
Response to the Staff’s Comments on the Draft Registration Statement on
Form F-1 Confidentially Submitted on June 12, 2020

Dear Ms. Howell, Ms. Martin, Mr. Efron and Ms. Menjivar:

On behalf of our client, KE Holdings Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the verbal comment posed by the Staff on June 24, 2020 on the Company’s draft registration statement on Form F-1 confidentially submitted on June 12, 2020 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR with the Commission for confidential review.  The Company also confirms that it will publicly file the registration statements previously submitted on a confidential basis at least 15 days prior to any road show in connection with the offering. The Company advises the Staff that it expects to file publicly the Registration Statement on or around July 24, 2020, and would appreciate receiving the Staff’s feedback on this submission before that in meeting the proposed timetable for the offering.

To facilitate the Staff’s review, we have separately delivered to the Staff today four courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement, and two copies of the submitted exhibits.

The Company has responded to the Staff’s verbal comment by revising the Draft Registration Statement to address the comment and providing an explanation.  The dictated comment is presented below in bold and is followed by the Company’s response.  We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Verbal Comment on June 24, 2020

1.                                      We re-issue comment #7 of our previous letter dated May 21, 2020. Please provide additional disclosure regarding the statement in this section that as of the date of the prospectus, the number of your dispatched workers does not exceed 10% of your total labor force. We note the disclosure that as of December 31, 2019 you had 82,282 employees and 76,217 dispatched workers.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 177 through 178 of the Revised Draft Registration Statement. The Company also supplementally advises the Staff that, in line with its ongoing efforts to refine the Company’s labor force structure, the Company streamlined the methods adopted for calculation of the labor-related operating data disclosed in the previous Draft Registration Statements. The Company has made disclosure on page 178 of the Revised Draft Registration Statement to clarify the scope of total labor force, and consistently applied June 30, 2020 as the cut-off date for the total number of employees, total number of dispatched workers and total labor force.

*              *              *

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852 3740 4863 or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

cc:                                Hui Zuo, Chairman of the Board of Directors, KE Holdings Inc.

Yongdong Peng, Executive Director and Chief Executive Officer, KE Holdings Inc.

Tao Xu, Executive Director and Chief Financial Officer, KE Holdings Inc.

Amanda Zhang, Partner, PricewaterhouseCoopers Zhong Tian LLP

Li He, Esq., Partner, Davis Polk & Wardwell LLP

James Lin, Esq., Partner, Davis Polk & Wardwell LLP